UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE CHILDREN’S INTERNET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16875X105
(CUSIP Number)

The Children’s Internet Holding Company, LLC
9701 Fair Oaks Blvd.
Suite 201
Fair Oaks, California 95628
(916) 965-5300
Attention: Richard J. Lewis, Managing Member

with a copy to:

DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, California 95814
(916) 930-3250
Attention: Kevin Coyle
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16875X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Children’s Internet Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(a)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,040,988*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,040,988*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,040,988*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45%**

14.	Type of Reporting Person (See Instructions) OO***

  *         Represents the aggregate number of shares of The Children’s Internet, Inc. (the “Company”) common stock beneficially owned by Shadrack Films, Inc. (“Shadrack”), who must take certain actions to close the Definitive Stock Purchase Agreement dated October 19, 2007 (the “Stock Purchase Agreement”) by and among the Company, Shadrack, The Children’s Internet Holding Company, LLC (“TCI Holding”), Richard Lewis, and Sholeh Hamedani regarding the proposed acquisition of 128,040,988 shares of the Company common stock by TCI Holding and related matters. The corporate actions by the Company and its stockholders required to close the Stock Purchase Agreement include, without limitation, the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of the Company’s common stock from 75,000,000 to 250,000,000. TCI Holding expressly disclaims beneficial ownership of any of the shares of the Company common stock subject to the Stock Purchase Agreement.

**       Calculated according to Rule 13d-3 of the Securities and Exchange Act of 1934 and based on 75,000,000 authorized shares of the Company common stock, of which 31,373,738 shares were outstanding as of October 19, 2007, as represented by the Company in the Stock Purchase Agreement discussed in Item 3.

*** Reporting company is a Delaware limited liability company.

CUSIP No. 16875X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Lewis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(a)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 14,040,988*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 14,040,988*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,040,988* or

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 45%**

14.	Type of Reporting Person (See Instructions) IN

   *         Represents the aggregate number of shares of The Children’s Internet, Inc. (the “Company”) common stock beneficially owned by Shadrack Films, Inc. (“Shadrack”), who must take certain actions to close the Definitive Stock Purchase Agreement dated October 19, 2007 (the “Stock Purchase Agreement”) by and among the Company, Shadrack, The Children’s Internet Holding Company, LLC (“TCI Holding”), Richard Lewis, and Sholeh Hamedani regarding the proposed acquisition of 128,040,988 shares of the Company common stock by TCI Holding and related matters. The corporate actions by the Company and its stockholders required to close the Stock Purchase Agreement include, without limitation, the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of the Company’s common stock from 75,000,000 to 250,000,000. Mr. Lewis expressly disclaims beneficial ownership of any of the shares of the Company common stock subject to the Stock Purchase Agreement.

**       Calculated according to Rule 13d-3 of the Securities and Exchange Act of 1934 and based on 75,000,000 authorized shares of the Company common stock, of which 31,373,738 shares were outstanding as of October 19, 2007, as represented by the Company in the Stock Purchase Agreement discussed in Item 3.

This statement (“Statement”) constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed jointly on June 26, 2007 by The Children’s Internet Holding Company, LLC, a Delaware limited liability company (“TCI Holding”), and Richard Lewis, a natural person (each, a “Reporting Person” and together, the “Reporting Persons”), with respect to the common stock, par value $0.001 (the “Common Stock”), of The Children’s Internet, Inc., a Nevada corporation (the “Company”).

Where the response to an Item herein is given as unchanged, it indicates that the response to such Item is unchanged since the response contained in the Schedule 13D as originally filed. To the extent any portion of a response to an Item has changed, such is amended hereby as indicated. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as originally filed.

Item 1. Security and Issuer

Item 1 is amended and restated in its entirety as set forth below.

The title of the class of equity securities to which this Statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at The Children’s Internet, Inc., 110 Ryan Industrial Ct., Suite 9, San Ramon, CA 94583.

Item 2. Identity and Background

Subsections (a), (b), and (c) of Item 2 are amended and restated in their entirety as set forth below.

(a)           This statement is being filed by TCI Holding and Richard Lewis, the managing member of TCI Holding and the acting Chief Executive Officer and acting Chief Financial Officer of the Company. As TCI Holding’s managing member, Richard J. Lewis may be deemed to control, directly or indirectly, TCI Holding, and to beneficially own the securities being reported on this statement by the Reporting Persons.

(b)           The principal business and office address of TCI Holding is 9701 Fair Oaks Blvd., Suite 201, Fair Oaks, CA 95628. The business address of Richard J. Lewis is c/o TCI Holding, 9701 Fair Oaks Blvd., Suite 201, Fair Oaks, CA 95628.

(c)           Richard J. Lewis is the managing member of TCI Holding and the acting Chief Executive Officer and acting Chief Financial Officer of the Company. TCI Holding’s principal business is holding shares of the Company. TCI Holding’s principal business address is 9701 Fair Oaks Blvd., Suite 201, Fair Oaks, CA 95628. The Company’s principal business address is 110 Ryan Industrial Ct., Suite 9, San Ramon, CA 94583.

The responses to subsections (d), (e), and (f) of Item 2 remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by the addition of the following:

On October 19, 2007, the Company, Shadrack, TCI Holding, Richard Lewis, and Sholeh Hamedani entered into the Definitive Stock Purchase Agreement, which is the Final Stock Purchase Agreement that is contemplated by the Interim Stock Purchase Agreement (the “Stock Purchase Agreement”). The Stock Purchase Agreement provides that upon its execution, the Interim Stock Purchase Agreement is terminated and of no further effect. With some modifications, the parties reached a final agreement with respect to the matters contemplated by the Interim Stock Purchase Agreement. TCI Holding agreed to issue the originally agreed upon number of To-Be-Authorized Shares to TCI Holding, but the number of Shadrack Shares to be transferred by Shadrack to TCI Holding was changed from the 10,000,000 shares of Common Stock to 8,040,988 shares (the 8,040,988 shares to be transferred under the Stock Purchase Agreement will be referred to herein and in any subsequent amendments to the Schedule 13D as the “Shadrack Shares”).

The purchase price for the To-Be-Authorized Shares is $7,500,000 (the “TCI Shares Purchase Price”) and the purchase price for the Shadrack Shares is $500,000 (the “Shadrack Shares Purchase Price”), for an aggregate purchase price for the shares of $8,000,000 (the “Purchase Price”). The closing of the Stock Purchase Agreement (the “Closing”) is to occur within sixty (60) days from October 19, 2007; provided however, that all of the Closing Conditions (as defined below) have been satisfied.

At the Closing, $1,800,000 of the TCI Shares Purchase Price (or such lesser amount as may be agreed to) shall be delivered by TCI Holding directly to the Securities and Exchange Commission (“SEC”) in connection with the settlement of that certain litigation matter (the “SEC Litigation”) entitled Securities and Exchange Commission vs. The Children’s Internet, Inc., Nasser V. Hamedani, Sholeh A. Hamedani, Peter A. Perez, Cort L. Poyner, and Two Dog Net, Inc., in the United States District Court, Northern District of California (Case No. C 06-6003 CW) (such payment, the “SEC Payment”). In addition, from the TCI Shares Purchase Price, $200,000 (or such greater amount as may be agreed to in the event of a change in the amount of the SEC Payment) shall be paid directly to unaffiliated third party creditors of the Company. The remaining amount of the TCI Shares Purchase Price, minus a $150,000 deposit already paid to the Company by TCI Holding (the “Deposit”) as described below, will be delivered to the Company at the Closing.

At the Closing, TCI Holding will deliver the Shadrack Shares Purchase Price to the SEC in connection with the settlement of the SEC Litigation as full payment for the Shadrack Shares.

In connection with the Interim Stock Purchase Agreement, the Company and TCI Holding entered into a certain Escrow Agreement, dated as of July 13, 2007, as amended on August 8, 2007, by and among TCI Holding, the Company, and U.S. Bank National Association, as escrow agent (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Company deposited 4,500,000 shares of its authorized and issued Common Stock into escrow (the “Escrowed Shares”) and TCI Holding deposited a portion of the Purchase Price into escrow, of which $150,000 has already been released to the Company as the Deposit. The Escrowed Shares may be delivered to TCI Holding as a remedy if the Company causes an event of default under the Stock Purchase Agreement.

The other matters contemplated by the Interim Stock Purchase Agreement have been incorporated into the closing conditions (the “Closing Conditions”) and covenants of the Company and TCI Holding (the “Covenants”) under the Stock Purchase Agreement. The Closing Conditions to the Stock Purchase Agreement include, without limitation, the resignation of the Company’s officers and directors as designated by TCI Holding, the transfer of the Two Dog Technology to the Company pursuant to the Assignment and Royalty Agreement attached as Exhibit A to the Stock Purchase Agreement (the “Assignment and Royalty Agreement”), the receipt by TCI Holding of a proposed consent and final judgment with respect to the SEC Litigation from the SEC staff in a form reasonable satisfactory to TCI Holding, the amendment of the Company’s Articles of Incorporation to, among other things, increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000, the satisfaction of certain indebtedness, the waiver by Sholeh Hamedani of any right to indemnification she may have in connection with the SEC Litigation, the satisfaction of a final due diligence investigation of the Company by TCI Holding, the appointment of directors designated by TCI Holding to the Company’s board of directors, and the entry into Noncompetition Agreements between the Company and Sholeh Hamedani and Nasser Hamedani.

The Covenants set forth in the Stock Purchase Agreement, include, without limitation, an agreement by the Company that: neither it, nor its officers, directors, employees or agents, will solicit, discuss, or enter into any agreement with a third party relating to the sale, merger, or acquisition of the Company, or the sale of a material portion of the Company’s assets; it will not unlawfully manipulate the price of its Common Stock; it will refrain from taking certain actions prior to the closing of the Stock Purchase Agreement; it will not offer additional capital, offer excessive stock options, engage in rights offerings, cram downs, or other actions designed to artificially limit or reduce minority shareholder rights or interests for a period of two years after the date of the Stock Purchase Agreement; and it will secure the resignation of Sholeh Hamedani as Chief Executive Officer and Chief Financial Office of the Company and appoint Richard Lewis as the acting Chief Executive Officer and acting Chief Financial Officer of the Company. The Covenants also include, without limitation, an agreement by TCI Holding that: it will not directly or indirectly modify or use the Company’s products, trade names or assets without the written consent of the Company; it will not disclose any confidential information of the Company except under limited circumstances; it will not represent to third parties that it is authorized to act on behalf of the Company; it will change its name to another name that does not include the Company’s trademark, “The Children’s Internet,” if the Stock Purchase Agreement is not consummated; and the Company may continue to prosecute certain civil actions pursuant to the terms specified in the Stock Purchase Agreement. Each of the parties agreed to bear their own expenses in connection with the transactions contemplated by the Stock Purchase Agreement.

References to, and descriptions of, the Stock Purchase Agreement throughout this Statement are qualified in their entirety by reference to the Stock Purchase Agreement filed herewith as Exhibit 1.  This agreement is incorporated into this Statement where such references and descriptions appear.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as set forth below.

The purpose of the Stock Purchase Agreement is to facilitate the consummation of the sale of the Shares and to create a binding commitment for the performance of the Closing Conditions and the Covenants by the Company, TCI Holding, Shadrack, Two Dog Net, Inc. (“Two Dog”), and other parties, as appropriate. As a result of the sale and issuance of the Shares, TCI Holding will acquire control of the Company.

Under the Stock Purchase Agreement, the sale of the Shares is conditioned upon the amendment of the Articles of Incorporation of the Company to, among other things, increase the Company’s authorized Common Stock from 75,000,000 to 250,000,000 shares. Shadrack, which beneficially owns approximately 45% of the Common Stock (based on the representations of the Company in the Stock Purchase Agreement), has agreed to such amendment of the Company’s Article of Incorporation.

It is a Closing Condition to the Stock Purchase Agreement that the officers and directors of the Company will resign from their officer and/or director positions effective as of the closing of the Stock Purchase Agreement as designated by TCI Holding. As of the date hereof, TCI Holding has not made final determinations with respect to which members of the Company’s board of directors and management will retain their positions following the closing of the Stock Purchase Agreement. However, pursuant to the Covenants, upon the execution of the Stock Purchase Agreement, Sholeh Hamedani agreed to resign as Chief Executive Officer and Chief Financial Officer of the Company and Richard Lewis was appointed the acting Chief Executive Officer and the acting Chief Financial Officer of the Company.

Except as set forth herein (including any information incorporated herein by reference), none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the following:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) a sale or transfer of a material amount of assets of the Company;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any other material changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934 (the “Exchange Act”); or

(j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as set forth below.

 (a)          For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Stock Purchase Agreement, the Reporting Persons may be deemed to be the beneficial owners of 14,040,988 shares of Common Stock, representing an aggregate of 45% of the Company’s issued and outstanding shares of Common Stock as of October 19, 2007.  The Reporting Persons disclaim any beneficial ownership of such shares of Common Stock, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such shares.

(b)  The Reporting Persons may be deemed to share voting power with respect to the 14,040,988 shares of Common Stock referenced in (a) above due to the interest of Shadrack to vote its shares of Common Stock in favor of the matters specified in the Stock Purchase Agreement. The Closing Conditions to the Stock Purchase Agreement include the amendment of the Company’ Articles of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000 shares and the appointment of those individuals to the board of directors of the Company designated by TCI Holding. The Reporting Persons do not control the voting of such shares with respect to other matters, and the Reporting Persons do not possess any other rights as a Company stockholder with respect to such shares.

The Closing Conditions and Covenants of the Stock Purchase Agreement were not limited to any particular number of shares of Common Stock held by Shadrack, only to the performance of the corporate actions provided for therein. Thus, Shadrack may apply any shares of Common Stock and all other securities of the Company (including all options, warrants and rights to acquire shares of Common Stock) owned by Shadrack as of the date of the Stock Purchase Agreement and all additional securities of the Company (including all additional shares of Common Stock and all additional options, warrants and rights to acquire shares of Common Stock) of which Shadrack becomes the beneficial owner during the period commencing with the execution and delivery of the Stock Purchase Agreement until the termination or consummation of the Stock Purchase Agreement to the performance of such actions.

(c)           None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(d)           See Item 3 of this Statement for a description of the distribution of the proceeds from the sale of the securities covered by this Schedule 13D. Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed herewith as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by the addition of the following:

By entering into the Stock Purchase Agreement, Shadrack may be deemed to have agreed to consent to the corporate actions necessary to consummate the transactions contemplated by the Stock Purchase Agreement. Among other actions, this includes the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000 and the appointment of the directors designated by TCI Holding to the Company’s board of directors.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Definitive Stock Purchase Agreement dated as of October 19, 2007 by and among The Children’s Internet, Inc., a Nevada corporation, Shadrack Films, Inc., a California corporation, The Children’s Internet Holding Company, LLC, a Delaware limited liability company, and, solely for purposes of Section 7.1(k) thereof, Richard Lewis and Sholeh Hamedani.

Exhibit 2: Joint Filing Agreement by and between The Children’s Internet Holding Company, LLC, a Delaware limited liability company, and Richard J. Lewis dated October 29, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE CHILDREN’S INTERNET HOLDING COMPANY, LLC

Date: October 29, 2007	By: /s/ Richard Lewis
Name: Richard J. Lewis
Title: Managing Member

Dated: October 29, 2007	/s/ Richard Lewis
Richard Lewis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).